Exhibit 99.1

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 146.1MM 151.5MM Cdn$5.75 - $10.99

FOR IMMEDIATE RELEASE: March 8, 2005	No. 3/05

IAMGOLD 2004 YEAR-END FINANCIAL RESULTS

HIGHLIGHTS:

■
Attributable production in 2004 of 432,000 ounces was 3% higher than 2003 production of 421,000 ounces. Attributable production for the fourth quarter of 2004 was 119,000 ounces or 10% higher than the fourth quarter of 2003.

■
Net earnings for the year were $11.6 million compared to $20.0 million for 2003. Fourth quarter earnings were $2.9 million compared to $7.0 million for the fourth quarter of 2003. Earnings in 2004 were negatively impacted by corporate transaction costs in the amount of $11.2 million for the year and $1.7 million for the fourth quarter.

■
In December, the shareholders of Gold Fields Limited voted against a transaction whereby IAMGOLD was to have acquired all of the international assets of GFL located outside the Southern Africa Development Community. As a result, the Company did not proceed with its scheduled vote on the transaction. Indications were that the Company’s shareholders were overwhelmingly in favour of the transaction.

■
Exploration at the Company’s Quimsacocha project in Ecuador was very successful during the year. The Company has increased the budget at Quimsacocha for 2005 to $3.9million and two drill rigs are currently at the site.

■	With a gold price of $436 per ounce at December 31, 2004, the unrealized gain on the Company’s holdings of gold bullion increased to $15.8 million ($0.11 per share).

CONSOLIDATED FINANCIAL RESULTS SUMMARY (US$000’s):

	Three Months Ended		Year Ended
	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003
Net earnings (loss)	$2,897	$6,977*	$11,609	$20,017*
Operating cash flow	$(4,713)	$4,011	$13,683	$30,638
Net earnings (loss) per share	$0.02	$0.05	$0.08	$0.14
Operating cash flow per share	$(0.03)	$0.03	$0.09	$0.21
Gold produced (oz) IMG share	$119,000	$108,000	$432,000	$421,000
GI cash cost (US$/oz)	$253	$246	$248	$225
Total production cost (US$/oz)	$331	$319	$323	$292
Average realized gold price (US$/oz)	$437	$397	$414	$366

*	Restated to reflect changes in accounting policy related to asset retirement obligations and amortization of mining interests.

CONFERENCE CALL

A conference call to review the Corporation’s fourth quarter results will take place on Wednesday, March 9, 2005 at 11:00 a.m. EST. Local call-in number: 416-640-4127 and N.A. toll-free: 1-800-814-4859. This conference call will also be audiocast on our website (www.iamgold.com).

A replay of this conference call will be available from 1:00 p.m. March 9-16, 2005 by dialing local: 416-640-1917, passcode: 21116219# and N.A. toll-free: 1-877-289-8525, passcode: 21116219#. A replay will also be available on IAMGOLD’s website.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

The following report, dated March 8, 2005, should be read in conjunction with the Consolidated Financial Statements for December 31, 2004 and related notes thereto which appear elsewhere in this report. All figures in the following sections are in US dollars, unless stated otherwise.

OVERVIEW

IAMGOLD (“IMG” or the “Company”) is a growth-oriented precious metals mining and exploration company. The Company holds interests in four operating gold mines in West Africa, certain diamond and gold royalties and conducts exploration activities in South America and West Africa.

Net earnings for 2004 were $11.6 million or $0.08 per share compared to $20.0 million or $0.14 per share for 2003 and $6.3 million or $0.08 per share for 2002. The decrease in earnings in 2004 from 2003 is primarily a result of $11.2 million of transaction costs related to the unsuccessful business combinations with Wheaton River Minerals and Gold Fields International and the unsolicited take-over bid by Golden Star Resources. The increase in earnings in 2003 from 2002 is largely attributable to the contribution from the Repadre assets purchased in January 2003. Operating cash flow for 2004 was $13.7 million compared to $30.6 million in 2003 and $18.9 million in 2002. Operating cash flow in 2004 was negatively impacted by the transaction costs and the build up of working capital at the mines in Mali.

Summarized Financial Results
(in US$000's except where noted)

	2004	2003	2002
		(restated)	(restated)
Cash and gold bullion	$85,436	$113,958	$46,413
Net working capital	102,562	118,539	56,884
Total assets*	448,002	452,227	187,830
Non-recourse loans payable	10,437	11,342	13,091
Gold sales	112,663	96,607	89,824
Royalty revenues	9,209	4,504	-
Earnings from working interests	13,149	9,650	-
Net earnings*	11,609	20,017	6,319
Basic and diluted net earnings per share	0.08	0.14	0.08
Cash dividends declared per share (Cdn$)	0.06	0.06	0.05
Operating cash flow	13,683	30,638	18,937
Operating cash flow per share (basic & diluted)	0.09	0.21	0.25
Gold produced (000 oz - IMG share)	432	421	290
Weighted average GI cash cost (US$/oz - IMG share) **	248	225	169
Average gold spot price (US$/oz)***	410	363	310

•	Restated to reflect changes in accounting policy related to asset retirement obligations and amortization of mining interests (See “Changes in Canadian Accounting Policies”).
**
Weighted average GI cash cost is a non-GAAP measure, calculated in accordance with the Gold Institute Standard, wherein cash cost equals the sum of cash operating costs inclusive of production-based taxes and management fees and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. Refer to individual mining operating results sections for mine GI cash costs and reconciliations to GAAP. 2002 does not include results from the Tarkwa and Damang mines.

***	Average gold price as per the London PM fix.

Quarterly Financial Review
(in US$000’s except where noted)

Net earnings for the fourth quarter of 2004 were $2.9 million or $0.02 per share compared to $7.0 million for the fourth quarter of 2003 and a loss of $0.6 million or $0.01 per share in the fourth quarter of 2002.

2004	Q1	Q2	Q3	Q4	Total
	-------------------------------------(restated)-------------------------------------
Revenue	$27,632	$31,510	$28,076	$34,654	$121,872
Net earnings*	7,182	622	908	2,897	11,609
Basic and diluted earnings per share*	0.05	0.00	0.01	0.02	0.08
Operating cash flow	5,773	(6,263)	18,886	(4,713)	13,683
Operating cash flow per share (basic & diluted)	0.04	(0.04)	0.13	(0.03)	0.09

2003	Q1	Q2	Q3	Q4	Total
	---------------------------------------------------------------------(restated)----------------------------------------------------------------------
Revenue	$23,842	$24,179	$23,763	$29,327	$101,111
Net earnings	4,426	2,440	6,174	6,977	20,017
Basic and diluted earnings per share*	0.03	0.02	0.04	0.05	0.14
Operating cash flow	12,292	7,850	6,485	4,011	30,638
Operating cash flow per share (basic and diluted)	0.09	0.05	0.04	0.03	0.21

2002	Q1	Q2	Q3	Q4	Total
	---------------------------------------------------------------------(restated)----------------------------------------------------------------------
Revenue	$21,289	$19,291	$24,505	$24,739	$89,824
Net earnings (loss)*	3,722	1,412	1,833	(648)	6,319
Basic and diluted earnings per share*	0.05	0.02	0.02	(0.01)	0.08
Operating cash flow	8,833	3,577	4,474	2,053	18,937
Operating cash flow per share (basic and diluted)	0.12	0.05	0.06	0.02	0.25

*
Figures for the first three quarters of 2004 have been restated to reflect a change in accounting policy related to amortization of mining interests while figures for 2003 and 2002 have been restated to reflect changes in accounting policy related to both amortization of mining interests and asset retirement obligations (See “Changes in Canadian Accounting Policies”)

IAMGOLD ATTRIBUTABLE PRODUCTION AND COSTS

The table below presents the production attributable to IAMGOLD’s ownership in its four operating gold mines in West Africa along with the weighted average cost of production.

IAMGOLD Basis

			2004			2003	2002
Production (000 oz)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total
Sadiola - 38%	45	44	38	47	173	172	182
Yatela - 40%	20	25	24	28	97	87	107
Tarkwa - 18.9%	26	23	24	32	105	105	-
Damang - 18.9%	15	16	13	12	56	57	-
Total production	106	108	99	119	432	421	289
Gold Institute cash cost
Sadiola - 38%	220	242	268	255	246	213	164
Yatela - 40%	285	250	239	279	263	244	177
Tarkwa - 18.9%	248	261	261	236	250	224	-
Damang - 18.9%	217	206	237	228	221	230	-
Weighted average	239	243	255	253	248	225	169

The Company’s attributable share of gold production in 2005 from the above four operating mines is expected to be 450,000 ounces of gold at a total direct cash cost of $240 per ounce and a total cash cost, as defined by the Gold Institute, of $270 per ounce.

RESULTS OF OPERATIONS

MINING INTERESTS

	2004					2003	2002
(US$ 000's)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total
	--------------------------(restated)--------------------------					(restated)
Gold sales	$26,105	$29,328	$25,637	$31,593	$112,663	$96,607	$89,824
Mining expense*	15,558	18,430	15,918	19,427	69,333	56,620	49,020
Depreciation and depletion*	4,985	5,224	4,416	5,967	20,592	18,385	18,970
Earnings from mining interests*	$5,562	$5,674	$5,303	$6,199	$22,738	$21,602	$21,834

*
Figures for the first three quarters of 2004 have been restated to reflect a change in accounting policy related to amortization of mining interests while figures for 2003 and 2002 have been restated to reflect changes in accounting policy related to both amortization of mining interests and asset retirement obligations (See “Changes in Canadian Accounting Policies”)

The Company owns a 38 percent interest in a Malian registered company, La Société d'Éxploitation des Mines d'Or de Sadiola S.A. (“Sadiola”). Sadiola holds the mining permits for the Sadiola mine in western Mali. AngloGold Limited (“AngloGold”) owns 38 percent of Sadiola, the Republic of Mali holds 18 percent and International Finance Corporation (“IFC”), an affiliate of the World Bank, holds the remaining 6 percent. AngloGold is the mine operator.

The Company owns an indirect 40 percent interest in a Malian registered company, La Société d'Éxploitation des Mines d'Or de Yatela S.A. (“Yatela”). Yatela holds the mining and exploration permits for the Yatela mine in western Mali, 25 kilometres north of the Sadiola mine. AngloGold also owns an indirect 40 percent interest in Yatela and the Republic of Mali holds the remaining 20 percent. AngloGold is the mine operator.

The Company records its proportionate share of assets, liabilities and results from operations from its joint venture interests in the Sadiola and Yatela mines.

The Company's 2004 consolidated gold revenue was 17% higher than 2003 and 25% higher than 2002. The 17% increase in 2004 over 2003 was due to gold revenues per ounce being 12% higher and attributable production from Sadiola and Yatela being 5% higher. The 25% increase in 2004 over 2002 was due to gold revenues per ounce being 33% higher offset by a 7% decrease in attributable production. The Company recorded an increase to gold revenue of $1.8 million in 2004 (2003 - $1.8 million; 2002 - $1.8 million) to reflect the amortization of the deferred hedge revenue from previously crystallized financial instruments at Sadiola and also recorded a reduction to gold revenue of $0.5 million in 2004 (2003 - $0.3 million; 2002 - $0.2 million) to reflect its share of the change in the mark-to-market loss on Sadiola call options at December 31, 2004. As at December 31, 2004, all deferred hedge revenue has been amortized and all call options have expired. All Yatela sales were made at spot prices.

The Company’s share of Sadiola and Yatela operating expenses was 22% higher in 2004 than 2003 and 41% higher than in 2002. Total consolidated cash costs at Sadiola and Yatela in 2004 of $252 per ounce increased from $224 per ounce in 2003 and $169 per ounce in 2002. Costs increased as a result of higher reagent and fuel costs and higher unit costs for material movement by the mining contractor.

In 2004, the Company expensed $0.1 million (2003 - $0.2 million; 2002 - $0.8 million) for exploration at the mine level in accordance with Canadian accounting policies. All other exploration expenditures at Sadiola and Yatela were capitalized.

Sadiola Mine (IAMGOLD interest - 38%)

A summary of significant operating statistics at Sadiola is provided in the table below:

Summarized Results
100% Basis

	2004					2003	2002
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total
Waste mined (000t)	2,030	1,680	1,880	3,320	8,910	11,440	8,970
Marginal ore mined (000t)	280	290	120	310	1,000	1,480	1,410
Ore mined (000t)	1,760	1,680	1,050	1,140	5,630	5,730	6,380
Total material mined (000t)	4,070	3,650	3,050	4,770	15,540	18,650	16,760
Strip Ratio*	1.3	1.2	1.9	3.2	1.8	2.3	1.3
Ore milled (000t)	1,160	1,300	1,330	1,360	5,150	5,070	5,050
Head grade (g/t)	3.9	3.8	3.5	3.8	3.8	3.0	3.5
Recovery (%)	80	74	70	77	76	88	84
Gold production - 100% (000 oz)	117	117	101	123	458	452	480
Gold sales - 100% (000 oz)	118	116	103	121	458	453	477
Gold revenue (US$/oz)**	418	411	410	440	420	376	314
Direct cash costs (US$/oz)	210	234	248	245	234	210	153
Production taxes (US$/oz)	25	23	24	25	24	22	18
Total cash costs (US$/oz)	235	257	272	270	258	232	171
Stockpile adjustments (US$/oz)	(15)	(15)	(4)	(15)	(12)	(19)	(8)
GI cash cost (US$/oz)	220	242	268	255	246	213	164
GI cash cost (US$000)	25,781	28,373	27,107	31,389	112,650	96,429	78,545
IMG share - 38% (US$000)	9,797	10,782	10,300	11,928	42,807	36,643	29,847
GAAP Reconciling items (US$000)***	565	187	35	1,183	1,970	(1,120)	(475)
Mining expense (US$000)	10,362	10,969	10,335	13,111	44,777	35,523	29,372

*	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
**	Gold revenue is calculated as gold sales divided by ounces of gold sold.
***
GAAP reconciling items are made up of stock movement, mine interest and consolidation adjustments, including adjustment to reflect a change in accounting policy in accordance with CICA Handbook Section 3110: “Asset Retirement Obligations.”

In general, the Sadiola operations reached their budgeted production level for 2004 but operating costs were higher than anticipated.

The Company’s average gold revenue at Sadiola of $420 per ounce in 2004 was higher than the $376 per ounce achieved in 2003 and the $314 per ounce achieved in 2002. The premium above the average spot price of $410 per ounce in 2004 ($363 per ounce in 2003; $310 per ounce in 2002) resulted from the amortization of deferred hedge revenue from previously crystallized financial instruments. All deferred hedge revenue has now been fully amortized and as at December 31, 2004, Sadiola had no financial instrument obligations.

Material mined in 2004 was 17% less than 2003 and 7% less than 2002 due primarily to equipment availability problems arising from the aging of the mining contractors’ equipment. During the year, the excavators were replaced along with some of the drill rigs. In the fourth quarter, the contract with the current mining contractor was extended for a further five years.

Gold production at Sadiola was 1.5% higher in 2004 than 2003 and 4.5% lower than in 2002. The head grade to the mill in 2004 was 26% higher than the grade fed in 2003 as higher grade sulphides constituted a larger portion (45%) of mill feed. Recovery of gold from the sulphide ore, however, was at lower than expected levels, particularly in the second and third quarters, and averaged only 69% for the year. Various changes to mill operating procedures were made during the year and recovery from sulphides improved to 74% for the fourth quarter.

Direct unit cash costs increased in 2004 by 11% over 2003 levels. Major contributors to this increase were a 56% increase in the cost of diesel fuel and a 52% increase in reagent costs as a result of trying to improve the recovery of gold from the sulphides coupled with a rigorous program of detoxifying the mill discharge to the tailings area. These two categories constituted 40% of the total direct costs at the Sadiola operations in 2004. During the fourth quarter, an ore stockpile was written down from $10.3 million to $4.7 million due to contamination with hard, sub-marginal material.

Additions to fixed assets at Sadiola in 2004 were $7.1 million (2003 - $4.3 million; 2002 - $10.4 million) and were expended on a variety of capital projects. Exploration expenditures in 2004 were $9.2 million (2003 - $7.9 million; 2002 - $6.2 million), $5.1 million (2003 - $3.3 million; 2002 - $2.0 million) of which was spent on the deep sulphide project and $3.9 million (2003 - $3.9 million; 2002 - $3.9 million) was spent on oxide programs.

During 2004, $45.0 million (2003 - $41.0 million; 2002 - $20.0 million) of profit distributions were paid to shareholders. The Company’s share of these distributions was $17.1 million (2003 - $15.6 million; 2002 - $7.6 million). Cash balances at Sadiola as at December 31, 2004 were $12.7 million (2003 - $30.5 million; 2002 - $16.5 million).

For 2005, Sadiola is expected to produce 435,000 ounces of gold at a total direct cash cost of $255 per ounce and a total cash cost, as defined by the Gold Institute, of $270 per ounce. For 2005, oxide ore will constitute a greater proportion of feed to the mill. While the recovery of gold from oxides is on the order of 95% and they are less expensive to process than sulphides, their grades are also lower. Overall, feed grade to the mill in 2005 is expected to be on the order of 2.8 g/t and recoveries are expected to average 87%.

Yatela Mine (IAMGOLD interest - 40%)

A summary of significant operating statistics at Yatela is provided in the table below:

Summarized Results
100% Basis

			2004			2003	2002
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total
Waste mined (000t)	6,010	3,680	2,170	3,840	15,700	18,730	15,910
Marginal ore mined (000t)	450	440	410	450	1,750	1,120	600
Ore mined (000t)	960	840	690	1,180	3,670	2,270	2,290
Total material mined (000t)	7,420	4,960	3,270	5,470	21,120	22,120	18,800
Strip Ratio*	6.7	4.9	3.7	3.6	4.7	8.7	7.2
Ore crushed (000t)	640	760	640	830	2,870	2,590	2,810
Head grade (g/t)	3.6	3.4	3.6	3.2	3.4	2.8	3.6
Gold stacked (oz)	74	81	73	86	314	236	327
Gold production - 100% (000 oz)	51	62	59	70	242	218	269
Gold sales - 100% (000 oz)	46	71	59	65	241	222	265
Gold revenue (US$/oz)**	405	395	402	438	410	361	311
Direct cash costs (US$/oz)	335	283	225	286	281	249	168
Production taxes (US$/oz)	22	28	25	25	25	23	19
Total cash costs (US$/oz)	357	311	250	311	306	272	187
Accounting adjustments (US$/oz)***	(72)	(61)	(11)	(32)	(43)	(28)	(10)
GI cash cost (US$/oz)	285	250	239	279	263	244	177
GI cash cost (US$000)	14,536	15,487	14,219	19,440	63,684	53,248	47,589
IMG share - 40% (US$000)	5,815	6,195	5,688	7,776	25,474	21,299	19,036
GAAP Reconciling items (US$000)****	(619)	1,266	(105)	(1,460)	(918)	(202)	612
Mining expense (US$000)	5,196	7,461	5,583	6,316	24,556	21,097	19,648

*	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
**	Gold revenue is calculated as gold sales divided by ounces of gold sold.
***	Accounting adjustments are made up of stockpile, gold in process, and deferred stripping adjustments.
****
GAAP reconciling items are made up of stock movement, mine interest and consolidation adjustments, including adjustment to reflect a change in accounting policy in accordance with CICA Handbook Section 3110: “Asset Retirement Obligations.”

Gold revenue at Yatela averaged $410 per ounce in 2004 compared to $361 per ounce in 2003 and $311 per ounce in 2002. The mine had no exposure to any financial instruments over the reporting periods.

Production in 2004 totalled 242,000 ounces, 11% higher than in 2003 when a severe rainy season disrupted production, but 10% lower than 2002. Poor availability of mining equipment and a thirteen day strike by the unionized employees of the mine contractor in the fourth quarter adversely affected gold production in 2004. Mining of the Alamoutala satellite deposit was effectively completed during the year.

Direct unit cash costs increased by 13% in 2004 over 2003. The cost of diesel fuel increased from $1.1 million in 2002 and $1.4 million in 2003 to $8.4 million in 2004 primarily due to price increases and increased usage due to the longer haulage distance from the Alamoutala pit to the crusher plant. Reagent and supplies costs increased by 77% over 2003 levels primarily due to increased cement usage and cost. All crushed ore in 2004 was stacked on first lifts of the leach pad and first lifts require the addition of more than twice the amount of cement than second lifts. The unit cost for cement was higher in 2004 as cement is purchased in the local currency, CFA, which appreciated substantially during the year relative to the US dollar.

Capital expenditures at Yatela totaled $7.2 million (2003 - $13.6 million; 2002 - $8.7 million). The largest expenditure was $4.5 million (2003 - $3.4 million; 2002 - $4.5 million) for the expansion of leach pads. Exploration expenditures were $1.1 million (2003 - $1.1 million; 2002 - $0.6 million) and $0.1 million (2003 - $5.7 million; 2002 - $0.5 million) was spent on the development of Alamoutala. The remaining $1.5 million (2003 - $1.2 million; 2002 - $3.1 million) was spent on various small capital projects.

During 2004, principal repayments on loans provided to construct the project totaled $2.4 million (2003 - $11.3 million; 2002 - $18.5 million). The Company did not receive any of these repayments (2003 - $3.5 million; 2002 - $6.5 million) as all repayments in 2004 were to third party debt providers. Total project loans that remain outstanding at year-end 2004 total $77.1 million (2003 - $76.9 million; 2002 - $85.5 million). After the project investment is fully repaid to the Company and AngloGold, each will receive 40% of any Yatela cash distributions and the Government of Mali will receive the remaining 20%.

Cash balances at Yatela as at December 31, 2004 were $15.7 million (2003 - $4.5 million; 2002 - $9.2 million).

For 2005, Yatela is expected to produce 250,000 ounces of gold at a total direct cash cost of $230 per ounce and a total cash cost, as defined by the Gold Institute, of $295 per ounce. The major risk to the achievement of this forecast is the performance of the mining contractor whose contract expires mid-year. Efforts will be made to extend the contract along the lines recently negotiated with the same contractor for the Sadiola operations.

WORKING INTERESTS

			2004			2003
(US$ 000's)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total
Tarkwa	$2,187	$1,506	$1,304	$2,744	$7,741	$6,739
Damang	1,929	1,442	927	1,110	5,408	2,911
Earnings from working interests	$4,116	$2,948	$2,231	$3,854	$13,149	$9,650

As a result of the business combination with Repadre Capital Corporation (“Repadre”) in January 2003, the Company owns an 18.9 percent interest in each of two Ghanaian registered company, Gold Fields Ghana Limited (“GFGL”) and Abosso Goldfields Limited (“Abosso”). GFGL holds the mining and exploration permits for the Tarkwa mine in Ghana while Abosso holds the permits for the Damang mine, also in Ghana. Gold Fields Limited (“Gold Fields”) owns a 71.1 percent interest in each of GFGL and Abosso and the Government of Ghana holds the remaining 10 percent interests in each mine. Gold Fields is the operator at both mines.

The Company records on its consolidated statement of earnings the proportionate share of the profits from its working interests in the Tarkwa and Damang mines. The two working interests are recorded on the balance sheets at their fair values acquired at the time of the business combination with Repadre.

Earnings improved in 2004 by 15% over 2003 for Tarkwa and by 86% for Damang. The improvement is primarily attributable to higher realized prices for gold. The Company’s share of the amortization and depreciation expense recorded in the determination of the above earnings was $7.2 million (2003 - $6.5 million).

Tarkwa Mine (IAMGOLD interest - 18.9%)

A summary of significant operating statistics at Tarkwa is provided in the table below:

Summarized Results
100% Basis

			2004			2003	2002
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total
Waste mined (000t)	11,780	14,200	16,310	13,300	55,590	31,640	27,600
Marginal ore mined (000t)	100	100	210	520	930	240	300
Ore mined (000t)	4,390	4,220	4,260	4,870	17,740	16,600	15,430
Total material mined (000t)	16,270	18,520	20,780	18,690	74,260	48,480	43,330
Strip Ratio*	2.7	3.4	3.9	2.8	3.2	1.9	1.8
Ore crushed (000t)	4,160	3,840	4,090	4,910	17,010	15,570	15,105
Head grade (g/t)	1.4	1.4	1.3	1.2	1.3	1.4	1.6
Gold stacked (000 oz)	193	179	175	158	705	698	753
Expected yield (%)	73	74	81	82	78	74	76
Gold production & sales - 100% (000 oz)	137	123	125	168	553	555	524
Gold revenue (US$/oz)**	407	395	401	434	411	358	304
Direct cash costs (US$/oz)	244	269	274	220	249	201	194
Production taxes (US$/oz)	12	12	12	13	12	11	9
Total cash costs (US$/oz)	256	281	286	233	261	212	203
Gold-in-process adjustments (US$/oz)	(8)	(20)	(25)	3	(11)	12	(16)
GI cash cost (US$/oz)	248	261	261	236	250	224	187
Gold revenue less GI cash cost (US$000)	21,720	16,426	17,466	33,249	88,861	74,346
IMG share - 18.9% (US$000)	4,105	3,105	3,301	6,284	16,795	14,052
GAAP Reconciling items (US$000)***	(1,918)	(1,599)	(1,997)	(3,540)	(9,054)	(7,313)
Earnings from working interest (US$000)	2,187	1,506	1,304	2,744	7,741	6,739

*	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
**	Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.
***	GAAP reconciling items are made up of stock movement, mine interest, mine depreciation, mine taxes and consolidation adjustments.
#	Shown on a pro forma basis for 2002 as the acquisition of Repadre occurred in January 2003.

The Company’s average gold revenue at Tarkwa was $411 per ounce in 2004, $1 above the average spot price of $410 per ounce. The Company’s average gold price in 2003 and 2002 was slightly less than the spot price for gold in those years due to the amortization of losses associated with historical hedges. The mine had no exposure to any financial instruments (including gold price hedges) during the year, and has no financial instruments in place for the future.

During the year, the Tarkwa operations moved from the use of a contractor to mine the ore and waste to the use of new company-owned equipment operated by Tarkwa employees. The transition was effected very smoothly with the contractor being fully demobilized in September. With the new fleet of mining equipment, record levels of waste mining were achieved and unit mining costs were at or below expected levels. The project was implemented on time and at its budgeted cost of $75 million.

In 2003, the decision was made to construct a CIL mill at the Tarkwa operations to supplement the gold production from the heap leach pads. Construction of the mill was completed in the fall of 2004 two months ahead of schedule and, by the end of the year, the mill had reached commercial production levels. The final cost of the mill is expected to be on the order of $98 million, somewhat over its budget of $85 million, primarily due to the higher price of equipment not sourced in US dollars.

Gold production at Tarkwa was the same in 2004 as 2003 and up 6% from 2002. The heap leach operation was relatively stable during the year and the new mill contributed 28,000 ounces to production in the fourth quarter. Direct cash costs increased in 2004 due to the record levels of waste being mined. As a result, direct unit cash costs increased by 24% over 2003 but unit costs will drop significantly in 2005 as the mill contributes to overall gold production.

Total capital expenditures at Tarkwa in 2004 were $160.4 million, $72.1 million of which was spent on the construction of the new mill, $67.2 million was spent on the new mining fleet, $2.2 million was spent on leach pad expansions and $18.9 million was spent on various smaller capital projects.

During 2004, a $20 million profit distribution was paid to the mine shareholders. The Company’s share of these distributions was $4 million. The Company remitted $28.2 million to the mine as its share of a cash call for the construction of the mill and the purchase of the new mining fleet. Cash balances at Tarkwa as at December 31, 2004 were $61.1 million. Cash balances are well in excess of needs, and the excess is expected to be used to repay shareholder loans and for dividends in the near term.

For 2005, Tarkwa is expected to produce 750,000 ounces of gold at a total direct cash cost of $210 per ounce and a total cash cost, as defined by the Gold Institute, of $225 per ounce. This production level is 35% greater than in 2004 as production from the new CIL mill is expected to be on the order of 240,000 ounces.

Damang Mine (IAMGOLD interest - 18.9%)

A summary of significant operating statistics at Damang is provided in the table below:

Summarized Results
100% Basis

			2004			2003	2002
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total#
Waste mined (000t)	2,570	2,290	1,490	1,100	7,450	12,250	12,120
Ore mined (000t)	1,410	1,340	1,260	810	4,820	5,250	4,300
Total material mined (000t)	3,980	3,630	2,750	1,910	12,270	17,500	16,420
Strip Ratio*	1.8	1.7	1.2	1.4	1.5	2.3	2.8
Ore milled (000t)	1,300	1,390	1,340	1,350	5,390	5,080	4,290
Head grade (g/t)	2.0	2.1	1.8	1.7	1.9	2.1	2.3
Recovery (%)	90	90	90	91	90	91	90
Gold production & sales - 100% (000 oz)	78	83	69	66	296	303	287
Gold revenue (US$/oz)**	406	395	399	432	407	362	309
Direct cash costs (US$/oz)	210	200	212	218	210	215	211
Production taxes (US$/oz)	12	12	12	13	12	11	9
Total cash costs (US$/oz)	222	212	224	231	222	226	220
Gold-in-process adjustments (US$/oz)	(5)	(6)	13	(3)	(1)	4	6
GI cash cost (US$/oz)	217	206	237	228	221	230	226
Gold revenue less GI cash cost (US$000)	14,764	15,572	11,154	13,576	55,066	39,709
IMG share - 18.9% (US$000)	2,790	2,943	2,108	2,566	10,407	7,505
GAAP Reconciling items (US$000)***	(861)	(1,501)	(1,181)	(1,456)	(4,999)	(4,594)
Earnings from working interest (US$000)	1,929	1,442	927	1,110	5,408	2,911

*	Strip ratio is calculated as waste divided by full-grade ore.
**	Gold revenue is calculated as gold sales divided by ounces of gold sold.
***	GAAP reconciling items are made up of stock movement, mine interest, mine depreciation, mine taxes and consolidation adjustments.
#	Shown on a pro forma basis for 2002 for 11 months only as Repadre was acquired by IAMGOLD in January 2003 and Repadre acquired its Damang interest in February 2002.

In general, the Damang operation continued to perform at or above expected levels.

The average gold sales price at Damang was $407 per ounce in 2004 compared to the average spot price of $410 per ounce. The mine had no exposure to any financial instruments (including gold price hedges) during the year, and has no financial instruments in place for the future.

Gold production for 2004 was only slightly below the level achieved in 2003 despite a 10% drop in head grade. On a quarterly basis, however, the negative impact of the depletion of the higher grade ores from the main pit was noticeable as gold production adjusted throughout the year to lower grade mill feed from stockpiled ore. The lower grades for mill feed in the future will present the largest challenge to the Damang operation in terms of production and unit cost levels. Gold production at Damang for 2002 is not directly comparable to 2003 as it is for an eleven month period only.

Despite the lower grades, per ounce direct and Gold Institute cash costs were slightly below the levels achieved in 2003 and 2002. In fact, unit costs were the best achieved of the four mines in which the Company holds an interest, a remarkable achievement for the Damang employees.

Total capital expenditures at Damang in 2004 were $6.4 million for a variety of small capital projects. Exploration over the last two years has totaled $5.0 million and has been successful in identifying mineral resources at a number of satellite deposits and at the bottom of the main pit. As a result of these successes, it is expected that the Damang operation will continue for at least five more years although at lower gold production rates due to lower grades of ore processed.

During 2003, shareholder loans were fully repaid and the first dividend of $25 million (100% basis) was declared in 2004. The Company’s share of this dividend was $4.7 million. Cash balances at Damang as at December 31, 2004 were $34.3 million. As with Tarkwa, cash balances are well in excess of needs and the excess is expected to be declared as dividends in the near future.

For 2005, Damang is expected to produce 230,000 ounces of gold at a total direct cash cost of $300 per ounce and a total cash cost, as defined by the Gold Institute, of $325 per ounce. The production decrease is attributable to the processing of lower grade ores as the higher grade ores have been depleted.

ROYALTY INTERESTS

			2004			2003
(US$ 000's)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total
Gold royalties
Revenue	$537	$664	$651	$990	$2,842	$2,370
Amortization	331	419	449	658	1,857	1,586
Diamond royalties
Revenue	990	1,518	1,788	2,071	6,367	2,134
Amortization	521	805	944	1,095	3,365	1,129
Earnings from royalty interests	$675	$958	$1,046	$1,308	$3,987	$1,789

Royalty revenues from gold operations were recorded in 2004 and in 2003 from the following royalty interests: the Williams mine in northern Ontario; the Joe Mann mine in Quebec; the Limon mine in Nicaragua; the Vueltas del Rio mine in Honduras, which ceased operations during 2004; the Magistral mine in Mexico, which began operations during 2003; and the Don Mario mine in Bolivia, which began operations in 2003. The Company expects royalty income for 2005 from these mines, excluding the Vueltas del Rio mine, to be at comparable levels to 2004.

Royalty income in 2004 from the Diavik project, which recorded its initial sales during 2003, was $6.4 million, a 200% increase from 2003. The recorded amount for royalty income is based upon sales during the year. For 2005, royalty income from the Diavik mine will further increase as full production levels are achieved for an entire year.

Royalty interests have been recorded on the balance sheet of the consolidated Company at their estimated fair values at the time of the business combination with Repadre Capital Corporation, which is amortized over the expected production remaining at those operations.

EXPLORATION PROPERTIES

During 2004, the Company spent $7.8 million (2003 - $5.5 million; 2002 - $6.1 million) to advance various exploration properties in South America, West Africa and Canada. All exploration expenditures, outside of operating mines, were expensed.

Ecuador

Total exploration spending was $2.7 million in 2004 (2003 - $2.1 million; 2002 - $1.5 million).

At IAMGOLD’s 100% owned Quimsacocha property, 14,000m of diamond drilling in 45 holes were completed in the D1 and Loma Larga zones. Gold, silver and copper mineralization has been intersected in thick, sub-horizontal layers and in narrow, sub-vertical zones. This mineralization has been shown to exist beneath an area of at least 1,000m by 500m. Drilling in 2005 (21,000m diamond drilling as part of a $3.9 million budget for Quimsacocha) will consist of infill drilling in the D1 and Loma Larga zones with the objective of outlining an inferred resource as well as testing additional targets.

The Condor JV with Gold Fields in the south of Ecuador drill-tested the Canicapa property. The results were not encouraging and Gold Fields withdrew from the JV.

IAMGOLD independently carried out further drilling at El Mozo, a property that was formally included in the Condor JV. Results were not encouraging and the property was returned to the owner.

Argentina

Total exploration spending was $1.7 million in 2004 (2003 - $1.2 million; 2002 - $1.7 million).

Barrick Gold drilled 16 holes on the Los Menucos JV, testing targets at Dos Lagunas and Cerro de la Mina. Barrick considered that these and other untested targets do not offer the size potential that it requires and it withdrew from the JV in January 2005. IAMGOLD plans to drill two targets at Los Menucos this year.

The first drill testing of Canadon del Moro vein system was carried out by the Company in 2004 and the high silver values that were intersected will be followed-up with further drilling in 2005.

Drill results at the Aguas Calientes property were not encouraging and IAMGOLD withdrew from this JV in 2004.

IAMGOLD plans to spend $1.2 million in exploration in Argentina in 2005.

Brazil

Total exploration expenditures amounted to $1.2 million in 2004 (2003 - $0.8 million; 2002 - $1.1 million).

At the Tocantins project, a 50/50 JV between the Company and AngloGold Ashanti, 2,000m of diamond drilling (eight holes) were carried out at the Chapada prospect in order to test for deeper, high grade ore shoots. Mineralized veins were intersected but the grades and thicknesses were insufficient to warrant follow-up. AngloGold Ashanti has decided not to fully fund its portion of the JV in 2004 and its interest in the project will be diluted down during the course of the year.

At Gandarela, where AngloGold Brazil was earning into the Company’s project, extreme technical difficulties with the drilling continued to be experienced throughout the year. As a result, AngloGold failed to complete the 6,000m drill program and is withdrawing from the project.

In the state of Rio Grande do Sul, properties have been acquired by the Company and drill targets have been identified which will be tested in 2005. Exploration expenditures in Brazil in 2005 will be $1.1 million.

Peru

In 2004, the Company’s contribution to this 50/50 JV with International Minerals Corporation was $0.1 million.

During the course of the year, a number of properties were identified as having potential and they were acquired by the JV. In 2005, work will be carried out in order to advance at least one of these properties to the drill stage. The Company’s 2005 contribution to this work will be $0.2 million.

Senegal

Total exploration spending in 2004 was $1.3 million (2003 - $1.1 million; 2002 - $1.3 million).

The Company commenced a 3,000m diamond drill program in 2004 on the Bambadji project but was unable to complete it before the onset of the rainy season. The remaining 1,900m of drilling, as well as a minimum 10,000m RAB drill program, will be completed in 2005.

New conventions on the Bambadji and Daorala-Boto properties were signed by the government in 2004, as well as conventions on the Safa and Saroudia properties.

The exploration budget for Senegal in 2004 is $1.8 million.

Mali

Total exploration expenditures amounted to $0.2 million in 2004 (2003 - $nil; 2002 - $nil).

The data from an airborne geophysical survey over southern Mali was purchased and integrated with existing geological, geochemical and geophysical data in the Company’s possession. On this basis, two exploration prospecting permits have been applied for.

The budget for Mail in 2005 is $0.6 million.

Canada

Total expenditure in 2004 was $0.5 million (2003 - $nil; 2002 - $nil).

The Company was earning into Rubicon Minerals’ Avalon project in Newfoundland. A 2,000m diamond drill program (seven holes) was completed on two prospects. Results were not encouraging and the Company withdrew from the project.

ADMINISTRATION AND OTHER COSTS

Corporate administration expenses in 2004 were $8.1 million (2003 - $7.6 million; 2002 - $3.5 million). The increase for 2003 and 2004 is primarily attributable to the larger organization that resulted from the acquisition of Repadre in January, 2003. The 2004 expense also includes $1.6 million of non-cash charges relating to new accounting rules that require expensing the estimated cost of share options granted to employees. The 2003 expense includes $1.0 million of restructuring charges related to the acquisition of Repadre.

The Company incurred a total of $11.2 million in 2004 in relation to corporate transaction costs. On March 30, 2004, the Company announced an agreement to enter into a business combination with Wheaton River Minerals Ltd. The arrangement was terminated in July following a vote of IAMGold shareholders and a total of $3.6 million was charged against earnings for advisory, legal and due diligence expenses incurred in respect of this transaction. On May 27, 2004, Golden Star Resources Ltd. announced an unsolicited take-over bid for IAMGold. On August 15, 2004 the bid lapsed and $4.6 million has been charged against earnings for costs associated with this unsolicited offer. On August 15, 2004 the Company announced that it had reached agreement with Gold Fields Limited to acquire all of Gold Fields’ mining assets located outside of the Southern Africa Development Community. Shareholders of Gold

Fields voted against the transaction in December 2004 and the agreement was terminated. A total of $3.0 million has been charged against earnings in respect of this transaction.

In 2002, the Company accrued a $2.9 million expense item as a result of the court decision in the litigation suit with Kinbauri Gold Corporation. The decision awarded Kinbauri Cdn$1.7 million related to damages, 10% simple interest from the commencement of the action and payment of Kinbauri’s legal costs. Both parties appealed the judgment. The appeals were heard in November, 2004, and the original judgement was upheld. As a result of the passage of time, an additional $0.4 million in interest charges has been provided in respect of this litigation and payment has been remitted. The Company believes full provisions have been made for all current and future costs and payments associated with the Kinbauri litigation.

In the fourth quarter of 2004, the Company exchanged its effective 2.5% gross royalty interest in Rex Diamond’s South African diamond mines along with a receivable from Rex for 1,100,000 common shares of Rex. The shares were valued on the balance sheet at their fair market value at December 23, 2004 when the transaction was ultimately closed and a total write-down of $405,000 was recorded in respect of this transaction.

Foreign exchange losses were $2.6 million in 2004 (2003 - loss of $0.6 million; 2002 - gain of $0.05 million). The Cdn$/US$ exchange rate at the beginning of 2004 was 1.30 and strengthened throughout the year to end at 1.20. The 2004 foreign exchange loss is primarily made up of a non-cash loss due to the translation of the Company’s Canadian-based future tax liability into U.S. dollars. In 2003, a foreign exchange loss of $3.0 million on the Company’s Canadian-based future tax liability was offset by gains of $2.4 million generated on translation of the Company’s Canadian dollar cash balances into U.S. dollars. Canadian dollar cash balances were substantially lower in 2004 as a result of dividends being paid to shareholders and the majority of the $11.2 million corporate transaction costs being incurred in Canadian dollars. Canadian dollar cash balances were higher in 2003 compared to 2002 as a result of the acquisition of Repadre.

Corporate investment income of $2.0 million (2003 - $2.4 million; 2002 - $0.5 million) resulted primarily from the sale of a loan receivable from Combined Metals Reduction Company for $1.8 million.

INCOME TAXES

An overall income tax recovery of $0.2 million was recorded for 2004 (2003 - $1.8 million expense; 2002 - $3.5 million expense). Current income tax, in the amount of $3.7 million for 2004 (2003 - $4.6 million; 2002 - $3.0 million), is primarily composed of $3.1 million (2003 - $4.3 million; 2002 - $3.0 million) of income taxes relating to profits on the Sadiola operations and paid to the government of Mali. The five-year tax holiday at the Sadiola operations ended March 1, 2002 while Yatela’s five-year tax holiday ends July 3, 2006. The future tax recovery of $3.9 million for 2004 (2003 - $2.9 million; 2002 - $0.5 million expense) is primarily a result of Canadian corporate administration and transaction costs being in excess of Canadian taxable revenues. In 2003 and 2002, a future tax recovery of $3.2 million and $0.4 million respectively was recorded relating to reduced estimates of Sadiola profits attributable to Canada.

LIQUIDITY AND CAPITAL RESOURCES

The Company maintains a strong balance sheet and has sufficient liquidity and capital resources to fund its known commitments.

WORKING CAPITAL

The Company’s consolidated working capital position at December 31 is set out below (in $ millions):

	2004	2003
Working Capital	102.6	$118.5
Current Ratio	5.7	5.3

Cash

Consolidated cash balances totaled $37.4 million at year-end 2004 compared to $66.7 million at year-end 2003, and can be segmented as follows (in $ millions):

	2004	2003
Joint venture cash	$11.1	$13.5
Corporate cash	26.3	53.2
Total	$37.4	$66.7

Joint venture cash represents the Company's proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations.

Corporate cash in 2004 decreased by $26.9 million (2003 increased by $47.4 million; 2002 decreased by $8.2 million). Cash flows that determined this increase (decrease) can be shown as below (in $ millions):

	2004	2003	2002
Inflows
Sadiola cash receipts	$17.1	$15.6	$7.6
Royalties received, net of withholding taxes	8.2	4.3	-
Damang cash receipts	4.7	6.6	-
Proceeds from sale of marketable securities and loans receivable	1.8	3.0	-
Share issuances, net of share issue costs	1.1	8.3	21.2
Interest income	0.9	0.9	0.4
Net cash acquired from Repadre	-	34.2	-
Yatela cash receipts, net of repayments to AngloGold	-	3.5	6.5
Foreign exchange gain on cash balances	-	2.4	-
Tarkwa cash receipts	4.0	4.0	-
Proceeds from sale of gold bullion	-	-	1.5
Other	-	-	0.5
	$37.9	$82.8	$37.7

	2004	2003	2002
Outflows
Tarkwa cash calls	$28.2	$2.7	$-
Corporate transaction costs	11.2	-	-
Exploration and exploration administration	7.8	5.5	6.1
Corporate administration	6.8	7.3	3.5
Dividends paid	6.7	2.5	2.3
Kinbauri settlement	3.4	-	-
Foreign exchange loss on cash balances	0.2	-	-
Gold bullion purchase	-	16.2	32.0
Investment and merger transaction costs	-	-	0.8
Yatela project funding	-	-	0.7
Other	0.5	1.2	0.5
	64.8	$35.4	$45.9
Net inflow (outflow)	$(26.9)	$47.4	$(8.2)

Gold Bullion

At the end of 2004, the Company held 146,648 ounces (2003 - 144,743 ounces) of gold bullion with an average cost of $328 per ounce (2003 - $327 per ounce) resulting in a total cost base of $48.1 million (2003 - $47.3 million) and a total market value of $63.9 million @ $436 per ounce. (2003- $60.4 million @ $417 per ounce).

Other Working Capital Items

Current accounts receivable increased by $5.9 million in 2004 (2003 - $4.0 million increase). For 2004, $2.2 million of the increase relates to delayed rebates due from the Government of Mali on diesel fuel purchases and reimbursable value added tax. An additional $2.0 million of the increase is the Company’s proportional share of a contingent deposit paid to the Government of Mali in early 2004 in respect of disputed income taxes for the years 2000 through 2002. $0.3 million (2003 - $1.6 million) of the increase relates to receivables from royalty interests. Current accounts payable decreased by $5.5 million during 2004 (2003 - $10.5 million increase) and constituted a use of joint venture and corporate cash.

FINANCIAL INSTRUMENTS

The Company’s functional currency is United States dollars. The Company does not currently use any derivative products to manage or mitigate any foreign exchange exposure. There are no financial instruments in place for the Sadiola, Yatela, Tarkwa or Damang mines and there are no plans to put any financial instruments in place at this time.

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations is presented in tabular form below (in $ millions).

	Payments due by period
	Total	Less than 1 yr	1-3 yrs	4-5 yrs	After 5 yrs
Long-term debt	10.4	7.0	3.4	-	-
Operating lease obligations	0.7	0.3	0.4	-	-
Purchase obligations	11.6	10.9	0.7	-	-
Rehabilitation	8.9	0.9	1.5	2.4	4.0
Total contractual obligations	31.6	19.1	6.0	2.4	4.0

Long-Term Debt

The Company’s long-term loans payable at December 31, 2004 of $10.4 million (2003 - $11.3 million; 2002 - $13.1 million) relate to loans from AngloGold to the Company for construction of the Yatela mine. These loans are non-recourse to the Company and are only secured against cash flows of the Yatela mine. These loans have no fixed repayment schedule. The timing of the repayments shown in the table above are based on the cash flow generation ability of the Yatela operations. During 2004, the Company did not make any principal repayments to AngloGold (2003 - $1.8 million; 2002 - $2.0 million).

Lease Obligations

The majority of the Company’s lease obligations relate to leases for office space, including the head office and exploration offices. These leases carry standard rights of sublet should the office space not be required.

Purchase Obligations

The Company does not have any material direct purchase obligations. The major indirect obligations relate to board approved capital expenditures at the Sadiola and Yatela mines at the joint venture level. Any purchase contracts associated with these expenditures normally contain standard termination clauses which may reduce overall commitment level.

Asset Retirement Obligations

The amounts indicated in the table above are the Company’s share of the estimated decommissioning and rehabilitation costs that will be incurred at the Sadiola and Yatela mines. The timing of the expenditures is dependant upon the actual life of mine achieved.

RELATED PARTY TRANSACTIONS

During 2004, the Company obtained management and other services from companies controlled by directors and significant shareholders of the Company in the amount of $189,000 (2003 - $417,000; 2002 - $466,000). The amounts are included in corporate administration expense.

CRITICAL ACCOUNTING ESTIMATES

The Company’s consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”). The accounting policies for the purposes of Canadian GAAP are described in note 1 to the consolidated financial statements. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in note 19, to the consolidated financial statements.

Preparation of the consolidated financial statements requires management to make estimates and assumptions. Management considers the following estimates to be the most critical in understanding the uncertainties that could impact its results of operations, financial condition and cash flows.

MINERAL RESERVES AND MINERAL RESOURCES

A mineral reserve is a technical estimate of the amount of metal or mineral that can be economically extracted from a mineral deposit. Mineral reserve and mineral resource estimates are imprecise and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, which may prove to be unreliable. To determine the economics of extraction of the metal, reserve statements also require an estimate of the future price for the commodity in question and an estimate of the future cost of operations. A number of accounting estimates, as described below, are formulated from the reserve estimate.

MINING, WORKING AND ROYALTY INTERESTS

The carrying amounts shown on the balance sheet for mining, working and royalty interests are regularly tested for impairment of value. The critical variables in performing these tests are the reserve estimates, the estimate of future commodity prices and the estimate of the future costs of operation. An interest is considered impaired if its estimated future cash flow generation ability is less than its carrying value. If an impairment is identified, the interest is written down to its fair value. Impairment tests have been performed on mining, working and royalty interests using an estimated long-term price for gold of $350 per ounce. No interests were identified as impaired.

IMPAIRMENT OF GOODWILL

The carrying value for the goodwill on the balance sheet is tested at least annually for impairment. Goodwill arising from the acquisition of Repadre in 2003 has been allocated to the Tarkwa/Damang reporting unit and the gold royalty reporting unit. The fair values of these reporting units are compared to the total carrying amount (including goodwill) of the respective reporting unit. If the fair value exceeds the carrying value, goodwill is not considered to be impaired. If the fair value is less than the carrying value, the fair values of the assets and liabilities within the reporting unit are estimated. The difference between the fair value of the assets and liabilities within the reporting unit and the fair value of the entire reporting unit represents the fair value of the goodwill of the reporting unit and this value is reduced if impaired. Any reduction is charged to earnings in the period in which the impairment is determined. No portion of goodwill was identified as impaired in 2004.

DEPRECIATION, AMORTIZATION AND DEPLETION

Depreciation, amortization and depletion of mining, working and royalty interests (other than equipment) is provided over the economic life of the mine or royalty interest on a units-of-production basis. Equipment at the mining operations is usually depreciated over its estimated useful life on a straight-line basis. The reserve and resource estimates for the operation in question are the prime determinants of the life of the mine and the units-of-production for that mine. In estimating the units-of-production, the nature of the orebody and the method of mining the orebody are taken into account. In general, an open-pit orebody where the mineralization is reasonably well defined is amortized over its proven and probable mineral reserves. An underground mine or open pit mine, where additional proven and probable mineral reserves are likely to be reported over the near to medium term, may be amortized over proven and probable mineral reserves and a portion of the mineralized material beyond proven and probable reserves. Changes in the estimate of mineral reserves will result in changes to the depreciation and amortization charges over the life of the operation.

ASSET RETIREMENT OBLIGATIONS

The operating entities producing gold at Sadiola, Yatela, Tarkwa and Damang are obligated to decommission and rehabilitate those mine sites to an acceptable environmental standard as each operation reaches the point of final closure. Estimates of these costs have been made by personnel at the operations and these estimates are regularly reviewed and updated.

At Sadiola, decommissioning and rehabilitation expenses are estimated to total $9.6 million. The Company’s share is 38% or $3.6 million. At Yatela, decommissioning and rehabilitation expenses are estimated to total $7.4 million. The Company’s share is 40% or $3.0 million. At December 31, 2004, the Company has recorded a liability of $5.5 million, representing the discounted value of these obligations.

The amounts estimated for Tarkwa and Damang are $28.0 million and $8.2 million respectively. The Company’s share of amounts recorded at Tarkwa and Damang are not shown on the Company’s balance sheet as these interests are equity accounted.

INCOME TAXES

At the close of each accounting period, the Company estimates a liability for future income taxes. These taxes are primarily Canadian-based and arise from the difference between the book and the tax base of its assets and liabilities. As mining is capital intensive with long-lived assets, these future tax provisions can be significant. Future income taxes are provided at expected future rates for such tax. In addition, Canadian GAAP requires the calculated liability for future income tax to be translated to the Company’s reporting currency of US dollars at current rates of exchange for each reporting period. There is no certainty that future income tax rates and exchange rates will be consistent with current estimates. Changes in tax and exchange rates increase the volatility of the Company’s earnings.

CHANGES IN CANADIAN ACCOUNTING POLICIES

ASSET RETIREMENT OBLIGATIONS

On January 1, 2004 the Company adopted CICA Handbook Section 3110: “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. The prior policy involved accruing for the estimated reclamation and closure liability through charges to earnings basis over the estimated life of the mine. This change has been applied retroactively with prior periods being restated. As a result, the Company has increased opening retained earnings as at January 1, 2004 by $0.6 million.

STOCK BASED COMPENSATION

On January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 (“Section 3870”). Section 3870 requires all stock-based compensation to be accounted for under the fair value based method. Transitional rules allow for an adjustment to opening retained earnings with no restatement to prior periods. As a result, the Company has reduced opening retained earnings as at January 1, 2004 by $2.6 million.

DEPRECIATION, DEPLETION AND AMORTIZATION

The Company’s accounting policy for depreciation and depletion of mining interests is to amortize the related capital for a given mining interest over the estimated economic life of the mining property. Historically for the Sadiola and Yatela operations and consistent with the accounting practice of the operator at the minesite, the economic lives for both mines were estimated to end in 2007 and mining capital was depreciated on a straight-line basis to those points in time. With continued exploration success at Sadiola, the mineral reserves at that operation have increased to the point that the mine life is now expected to extend to at least 2010. The Yatela mine is still expected to close in 2007 but rinsing of the heap leach pads may extend gold production into 2008.

In 2003, the Company acquired Repadre whose assets included an interest in the Tarkwa and Damang mines and a portfolio of royalty interests. These assets were and continue to be amortized over their estimated economic lives, but on a units-of-production basis as determined by the mineral reserves and resources at each operation.

To fully harmonize the amortization policy for all Company interests and in light of an extended mine life at Sadiola, the Company is voluntarily adopting a policy of amortizing mining and royalty interests over their economic lives, all as estimated on a units-of-production basis. The Company has chosen the units-of-production basis as it is considered best practice within the mining industry. Adoption of this policy affects the depreciation and depletion being charged against the Sadiola and Yatela operations. The policy is being adopted retroactively for all periods as if the new standard was operative at the start of production at each of Sadiola and Yatela. This requires recalculation of depreciation and depletion for Sadiola from 1996 onwards and for Yatela from 2000 onwards.

The units-of-production chosen for each of Sadiola and Yatela for each time period are the proven and probable mineral reserves existing at each operation at the start of the respective time period. This is best practice and will be continued on a go-forward basis. At Sadiola, there exists a large inferred mineral resource referred to as the “deep sulphides”. Although the Company expects the deep sulphides to eventually be converted into mineral reserves, it has not currently included the deep sulphides into its units-of-production calculation pending completion of a favourable pre-feasibility study expected in 2005.

The changes to the income statement and balance sheet resulting from a comparison of the continuation of the historical policy to a change of the amortization policy to a units-of-production basis applied retroactively to all periods, is shown in the tables below.

Income statement effect with a change of amortization policy

(US$ 000’s)	2004	2003	2002
Increase (Decrease) to depreciation expense	$(6,489)	$(6,095)	$(1,933)
Increase (Decrease) to future tax expense	2,057	1,558	1,327
Increase (Decrease) to net earnings	$4,432	$4,537	$606

Balance Sheet effect with a change of amortization policy

(US$ 000’s)	2004	2003	2002
Increase (Decrease) in mining assets	$4,245	$(2,244)	$(8,339)
Increase (Decrease) to future income tax asset (liability)	(1,755)	302	1,860
Increase (Decrease) to ending retained earnings	$2,490	$(1,942)	$(6,479)

The effect of the accounting policy change has no material impact on the financial condition or business practices of the Company.

FORWARD LOOKING STATEMENTS

Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1943.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others; economic, business and political conditions, decreases in the market, the price of gold, hazards associated with mining, labour disruptions, changes in government, exchange rates, currency devaluations; inflation and other macro-economic factors. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

As at March 8, 2005, there were 146.1 million common shares of the Company issued and outstanding.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars)
(Unaudited)
December 31, 2004 and 2003

	2004	2003
		(Restated)
		(Note 1)
ASSETS
Current assets:
Cash and cash equivalents (note 2)	$37,380	$66,675
Gold bullion (146,648 oz - market value $63,880,000) (note 3)	48,056	47,283
Accounts receivable and other	27,330	21,443
Inventories	11,605	10,397
	124,371	145,798
Marketable securities	1,285	1,116
Long-term inventory	16,883	12,773
Long-term receivables (note 4)	6,861	7,610
Working interests	92,476	59,806
Royalty interests	57,219	62,941
Mining interests (note 1(b))	72,825	85,709
Future tax asset	-	349
Other assets	1,196	1,239
Goodwill	74,886	74,886
	$448,002	$452,227
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable & accrued liabilities	$21,809	$27,259
Deferred revenue	-	1,655
Non-recourse loans payable (note 4)	10,437	11,342
Future tax liability	18,464	21,264
Asset retirement obligation (note 1(b))	5,549	5,961
Shareholders' equity:
Common shares (Issued: 145,761,646 shares) (note 5)	343,957	342,208
Stock-based compensation (notes 1(a) and 5(b))	5,675	2,138
Share purchase loans	(286)	(266)
Retained earnings	42,397	40,666
	391,743	384,746
	$448,002	$452,227

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(Expressed in thousands of U.S. dollars, except per share amounts)
(Unaudited)
December 31, 2004 and 2003

	Three months ended		Year ended
	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003
		(Restated)		(Restated)
Revenue:
Gold sales	$31,593	$27,447	$112,663	$96,607
Royalties	3,061	1,880	9,209	4,504
	34,654	29,327	121,872	101,111
Expenses:
Mining costs, excluding depreciation and depletion	19,427	16,903	69,333	56,620
Depreciation and depletion	5,967	5,104	20,592	18,385
Amortization of royalty interests	1,753	1,048	5,222	2,715
	27,147	23,055	95,147	77,720
	7,507	6,272	26,725	23,391
Earnings from working interests	3,854	3,622	13,149	9,650
	11,361	9,894	39,874	33,041
Other expenses (income) :
Corporate administration	2,207	2,494	8,135	7,613
Corporate transaction costs	1,715	-	11,224	-
Provision for litigation (note 7(a))	371	-	371	-
Exploration	2,449	1,084	7,813	5,496
Writedowns	405	-	405	-
Foreign exchange	1,805	278	2,595	576
Investment income	(195)	(1,540)	(2,044)	(2,421)
	8,757	2,316	28,499	11,264
Earnings before income taxes	2,604	7,578	11,375	21,777
Income taxes (recovery ):
Current	716	2,354	3,689	4,644
Future	(1,009)	(1,753)	(3,923)	(2,884)
	(293)	601	(234)	1,760
Net earnings (loss)	2,897	6,977	11,609	20,017
Retained earnings:
Retained earnings, beginning of period, as previously reported	45,063	43,535	42,023	33,709
Restatement of opening retained earnings (note 1(a))	-	-	(2,602)	-
Prior period adjustment resulting from a change in accounting policy for depreciation and depletion (note 1(b))	1,713	(3,543)	(1,942)	(6,479)
Prior period adjustment resulting from a change in accounting policy for asset retirement obligations (note 1(c))	-	422	585	144
As restated	46,776	40,414	38,064	27,374
Dividends	(7,276)	(6,725)	(7,276)	(6,725)
Retained earnings, end of period	$42,397	$40,666	$42,397	$40,666
Number of common shares
Average outstanding during period	145,746,000	145,149,000	145,592,000	142,954,000
Outstanding at end of period	145,762,000	145,334,000	145,762,000	145,334,000
Net earnings per share - basic and diluted	$0.02	$0.05	$0.08	$0.14

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars, except per share amounts)
(Unaudited)
Years ended December 31, 2004 and 2003

	Three months ended		Year ended
	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003
		(Restated)		(Restated)
Operating activities:
Net income (loss)	$2,897	$6,977	$11,609	$20,017
Items not affecting cash:
Earnings from working interests, net of dividends	(3,854)	(3,622)	(4,432)	(5,658)
Depreciation, depletion and amortization	7,670	6,205	25,814	21,191
Writedown	318	-	318	-
Deferred revenue	(414)	(413)	(1,655)	(1,654)
Future income taxes	(1,009)	(1,753)	(3,923)	(2,884)
Stock-based compensation	237	156	1,577	314
Gain on sale of marketable securities
and long-term receivables	-	(1,277)	(1,120)	(1,510)
Unrealized foreign exchange losses	967	385	1,492	2,995
Change in non-cash current working capital	(10,709)	(997)	(11,778)	(15)
Change in non-cash long-term working capital	(816)	(1,650)	(4,219)	(2,158)
	(4,713)	4,011	13,683	30,638
Financing activities:
Issue of common shares, net of issue costs (note 5)	162	1,687	1,108	8,314
Dividends paid	-	-	(6,725)	(2,519)
Share purchase loan repayments	-	-	-	1,469
Repayments of non-recourse loans	(601)	(600)	(1,207)	(2,011)
	(439)	1,087	(6,824)	5,253
Investing activities:
Net cash acquired from Repadre Capital Corporation	-	841	-	34,232
Mining interests	(2,519)	(1,772)	(9,000)	(9,965)
Note receivable	56	72	24	785
Distributions received (paid) from (to) working interests	-	1,517	(28,238)	3,762
Gold bullion	(221)	(181)	(773)	(16,154)
Proceeds from disposition of marketable securities and long-term receivables	-	2,521	1,833	3,032
Other assets	34	(784)	-	(743)
	(2,650)	2,214	(36,154)	14,949
Increase (decrease) in cash and cash equivalents	(7,802)	7,312	(29,295)	50,840
Cash and cash equivalents, beginning of period	45,182	59,363	66,675	15,835
Cash and cash equivalents, end of period	$37,380	$66,675	$37,380	$66,675
Supplemental cash flow information:
Interest paid	$142	$47	$142	$204
Income taxes	920	2,150	3,893	4,441

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED STATEMENTS
(unaudited)
(Tabular amounts in thousands of United States Dollars except per share data)

For the period ended December 31, 2004

The interim consolidated financial statements of IAMGOLD Corporation ("the Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003 except as noted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2003.

1.	CHANGE IN ACCOUNTING POLICIES:

	(a)	Stock-based compensation:

Effective January 1, 2004, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in the Handbook Section 3870, “Stock-based compensation and other stock-based payments” (Section 3870) with respect to directors and employees, whereby all stock options granted are accounted for under the fair value based method. Section 3870 is applied retroactively to all stock-based compensation granted to directors and employees on or after January 1, 2002. Opening retained earnings as at January 1, 2004 have been adjusted downwards by $2.6 million and opening share capital has been adjusted upwards by $0.2 million to reflect the cumulative effect of the change in prior periods. Prior periods have not been restated.

	(b)	Depreciation and Amortization of Mining Interests:

Effective January 1, 2004, the Company has adopted a policy of amortizing the capital expenditures related to its mining interests over their economic life using the units-of-production method rather than the previously used time-based straight-line method. The expected units-of-production are re-measured at least annually at the respective mining interest. This change has been applied retroactively with prior periods being restated. The effects of the changes are summarized as follows:

Income statement effect:

(US$ 000’s)	2004	2003
Increase (Decrease) to depreciation expense	$(6,489)	$(6,095)
Increase (Decrease) to future tax expense	2,057	1,558
Increase (Decrease) to net earnings	$4,432	$4,537

Balance Sheet effect:

(US$ 000’s)	2004	2003
Increase (Decrease) in mining assets	$4,245	$(2,244)
Increase (Decrease) to future income tax asset (liability)	(1,755)	302
Increase (Decrease) to ending retained earnings	$2,490	$(1,942)

(c)	Provision for reclamation and closure:

On January 1, 2004 the Company adopted CICA Handbook Section 3110: “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. The prior policy involved accruing for the estimated reclamation and closure liability through charges to earnings over the estimated life of the mine. This change has been applied retroactively with prior periods being restated. The effect of the changes to opening retained earnings is summarized as follows:

Increase in mining assets, January 1, 2003		$3,671
Increase in asset retirement obligation, January 1, 2003		3,527
Increase in opening retained earnings, January 1, 2003		144
Increase in net earnings for 2003	- Q1	67
	- Q2	25
	- Q3	186
	- Q4	163
		441
Increase in opening retained earnings, January 1, 2004		$585

The adjustment to opening retained earnings at January 1, 2004 is further summarized as follows:

Increase in mining assets, January 1, 2004	$3,028
Increase in asset retirement obligation, January 1, 2004	2,443
Increase in opening retained earnings, January 1, 2004	$585

2.	CASH AND CASH EQUIVALENTS:

	Dec 31, 2004	Dec. 31, 2003
Corporate	$26,260	$53,171
Joint ventures	11,120	13,504
	$37,380	$66,675

3.	GOLD BULLION:

As at December 31, 2004, the Company held 146,648 ounces of gold bullion at an average cost of US$328 per ounce. The market value of this gold bullion, based on the market close price of $436 per ounce was $63,880,000.

4.	NON-RECOURSE LOANS PAYABLE:

	Dec. 31, 2004	Dec. 31, 2003
Yatela loans	$10,437	$11,342
Note receivable from the Government of Mali, included in long-term receivables	6,611	6,635
Net Yatela obligation	$3,826	$4,707

5.	SHARE CAPITAL:

Authorized:
Unlimited first preference of shares, issuable in series
Unlimited second preference shares, issuable in series
Unlimited common shares
Issued and outstanding common shares are as follows:

	Number of
	shares	Amount
Issued and outstanding, December 31, 2003	145,333,845	$342,208
Restatement of opening share capital (note 1(a))		173
Exercise of options	427,801	1,576
Issued and outstanding, December 31, 2004	145,761,646	$343,957

(a)	Share Option Plan:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant.

A summary of the status of the Company’s share option plan as of December 31, 2004 and changes during the year then ended is presented below. All exercise prices are denominated in Canadian dollars.

		Weighted
		Average
		Exercise
	Options	Price
Outstanding, beginning of period	5,414,535	$5.13
Granted	755,000	9.02
Exercised	(427,801)	3.36
Forfeited	(49,835)	5.65
Outstanding, December 31, 2004	5,691,899	$5.78
Options exercisable, December 31, 2004	4,227,733	$4.90

(b)	Stock-based compensation:

The Company accounts for all stock-based compensation granted on or after January 1, 2002, using the fair value based method.

The fair value of the options granted subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3% to 5%, dividend yield of 1%, volatility factor of the expected market price of the Company’s common stock of 37%; and a weighted average expected life of these options of 4 years or 8 years depending on the life of the option. The estimated fair value of the options is expensed over the options’ vesting period of 3 years.

For the year ended December 31, 2004, $1,501,000 was recorded as compensation expense relating to the following options:

		Weighted	Total	Year
		Average	Weighted	Ended
Year of Grant/		Exercise	Average	Dec. 31, 2004
Modification	# of Options	(Cdn$) Price	Fair Value	Expense
2002 grant	657,000	$7.30	$2.70	$289
2003 grant	830,000	7.60	1.50	393
2003 modification	773,332	5.40	2.20	40
2004 grant	755,000	9.02	2.07	779
	3,015,332	$5.05	$1.90	$1,501

In 2004, the Company awarded 22,172 restricted common shares to certain executives of the Company under the Company’s share option plan. These restricted shares have a value of Cdn$200,000 and will be issued and expensed over their three-year vesting period. For the year ended December 31, 2004, $76,000 was recorded as compensation expense relating to the restricted share awards.

6.	SEGMENTED INFORMATION:

	(a)	The Company’s assets, liabilities, revenue and expenses, and cash flows allocated to the appropriate reporting segments identified by the Company are as follows:

	Joint Venture
	And Working
December 31, 2004	Interests	Royalties	Corporate	Total
Cash and gold bullion	$11,120	$-	$74,316	$85,436
Other current assets	36,095	-	2,840	38,935
Long-term assets	96,319	72,351	2,730	171,400
Long-term assets related to working interests	152,231	-	-	152,231
	$295,765	$72,351	$79,866	$448,002
Current liabilities	10,443	-	11,366	21,809
Long-term liabilities	17,710	22,966	(6,266)	34,450
	$28,153	$22,966	$5,140	$52,259
Revenues	$112,663	$9,209	$-	$121,872
Operating costs of mine	66,570	-	-	66,570
Earnings from working interests	13,149	-	-	13,149
Depreciation and amortization	20,592	5,222	78	25,892
Exploration expense	-	-	7,813	7,813
Other expense	5	1,840	20,608	22,453
Interest & investment expense (income), net	2,763	-	(1,845)	918
Income taxes	5,148	(2,056)	(3,326)	(234)
Net income (loss)	$30,734	$4,203	$(23,328)	$11,609

The Company’s share of joint venture cash flows for the year ended December 31, 2004 is as follows:

Dec. 31, 2004
Cash flows from (used in) operations	$24,899
Cash flows from (used in) financing	(18,307)
Cash flows from (used in) investments	(8,976)

7.	CONTINGENCIES AND COMMITMENTS:

	(a)	The Company was a defendant in an action commenced in the Ontario Court of Justice (General Division) by Kinbauri Gold Corporation (“Kinbauri”).

On December 10, 2002, the trial judge released reasons for judgement awarding damages to the Plaintiff in the amount of Cdn $1.7 million. The trial judge awarded pre-judgement interest at the rate of 10% and costs to be determined by assessment. The Company recorded an expense of $2,900,000 in relation to this judgement in 2002.

The Plaintiff filed a Notice of Appeal, dated January 20, 2003, appealing the damage award. The Company filed a Notice of Cross-Appeal, dated January 31, 2003, also appealing the damage award and the pre-judgement interest rate. The appeals were heard on April 15, 2004. On November 11th, 2004 the Court of Appeal released its decision, dismissing the Appeal and the Cross-Appeal.

As of December 31, 2004, the Company paid Cdn$4,065,000 in respect of the judgement and has a remaining balance of $802,000 included in accounts payable.

(b)
In December 2003, the Department of Taxation in Mali performed an audit of the mining operations at the Yatela and Sadiola mines in Mali for the years 2000, 2001 and 2002. The audit report claimed taxes and penalties payable of approximately $15.6 million of which the Company’s share is $5.9 million. In 2004, Sadiola paid approximately $5.2 million, of which the Company’s share is $2.0 million, as a deposit towards the assessment. Sadiola and Yatela management have reviewed the claims with legal and tax advisors and are of the opinion that all taxes were properly paid and that the audit report is without merit. As of December 2004, the Department of Taxation has withdrawn or abandoned significant portions of the audit claims. The Company continues to work with the other partners in the Yatela and Sadiola mines to negotiate a resolution of the remaining audit claims, failing which the mines may elect to commence arbitration to enforce their rights under their original Convention Agreements with the Government of Mali. The Company expects that the majority of the deposit made by Sadiola will be refunded.

8.	CORPORATE TRANSACTIONS:

The Company entered into an arrangement agreement on a proposed business combination with Wheaton River Minerals Ltd. on April 23, 2004. The arrangement was rejected through a shareholder vote held on July 6, 2004. Expenses of $3,662,000 relating to this transaction have been charged to 2004 earnings.

During the tenure of the above transaction, Golden Star Resources Ltd. launched an unsolicited takeover bid for the Company. The unsolicited bid was not successful and $4,580,000 of expenses relating to this transaction were charged to 2004 earnings.

On August 11, 2004, IAMGOLD and Gold Fields Limited (“GFL”) announced a proposed transaction whereby IAMGOLD would acquire all of the international assets of GFL located outside the Southern African Development Community (“SADC”) in exchange for approximately

350 million shares of IAMGOLD. The shareholders of GFL voted against the transaction in December 2004 and the arrangement was terminated. Expenses of $2,981,000 related to this transaction were charged to 2004 earnings.